UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    November 27, 2003         By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                        --------------------------------------------------------


                                                           EXTERNAL NEWS RELEASE
                                                                        03-23-TC


FOR IMMEDIATE RELEASE: November 27, 2003

         EPA REJECTS TECK COMINCO'S SUBSTANTIAL OFFER ON LAKE ROOSEVELT


Vancouver, B.C. - The United States Environmental Protection Agency has rejected Teck Cominco's offer to fund substantial human health and ecological studies of Lake Roosevelt and to undertake any remediation indicated by the studies due to the possible impact of its Trail, B.C. metallurgical facility.

The reason for the EPA's rejection of our offer is that it has insisted that the company's affiliate, Teck Cominco Metals Ltd., sign an agreement under the U.S. superfund statute (CERCLA) and recognize the jurisdiction of U.S. law over its Canadian facility.

The potential cross-boundary application of U.S. environmental laws raises issues of real concern between Canada and the United States. The Government of Canada has indicated their need to deal with their counterparts in the Government of the United States on these important trans-national issues.

Teck Cominco has offered to: fund human health and ecological studies estimated to cost up to US$13 million; undertake these studies under direct EPA supervision; pay for remediation caused by the company's past operations; and undertake all of the work requested by the EPA. This offer was made voluntarily and included $5 million to pay for the direct participation and involvement of the State of Washington, regional Tribes, local communities and the past and estimated future oversight costs of the EPA. The offer would also avoid costly and lengthy legal disputes over jurisdictional questions. Our approach has been endorsed by the Eastern Washington Council of Governments (COG) made up of commissioners from seven Lake Roosevelt area counties.

After noting the fact that Teck Cominco Metals, as a Canadian company, is not subject to CERCLA, David Thompson, Deputy Chairman & CEO, in his November 14, 2003 letter to the EPA said: "What Teck Cominco is willing to do is to enter into an agreement with your Agency, fully enforceable under the laws of the United States, to fund the analysis and to pay for the remediation required. Lake Roosevelt presents a unique opportunity for environmental cooperation between our two countries. I urge you and the highest levels of your organization to reconsider this offer." The full text of Mr. Thompson's letter is posted on our Website: www.teckcominco.com.
                          -------------------


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

Teck Cominco and all of its affiliates have consistently followed a policy of dealing responsibly with any concerns associated with their historical operations. If past operations, even if fully compliant with the standards of the day, are found to present real problems to human health or the environment that can be effectively remedied, Teck Cominco is committed to pay for the remediation.

                                     - 30 -

For additional information, please contact:
Doug H. Horswill, Senior Vice President, Environment and Corporate Affairs
(604) 844-2655